SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

*  *  *  *  *

File No.

Cap Rock Energy Corporation

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (“Act”), and submits the following information:

1.    The name, state of organization, location and nature of business of claimant and every subsidiary location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business

Cap Rock Energy Corporation	Texas	500 West Wall Street
Midland, Texas 79701
Holding Company

NewCorp Resources Electric	Texas	500 West Wall Street
Cooperative Inc.		Midland, Texas 79701
Public Utility

2.    A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale:

Cap Rock Energy Corporation (“Caprock”) is a holding company and along with its subsidiaries, is engaged in the electric distribution business operating in various non-contiguous areas in the State of Texas. Caprock’s predecessor in interest, Cap Rock Electric Cooperative, Inc. (the Cooperative), was incorporated as an electric cooperative in the State of Texas in 1939. Caprock provides service to over 34,000 meters in 31 counties in Texas. This includes 24,000 meters in 17 counties in the Midland-Odessa area of West Texas (the West Texas Division), 6,000 meters in the Central Texas area around Brady, Texas, and over 4,000 meters in Northeast Texas in Hunt, Collin and Fannin Counties. Caprock provides management services to the Farmersville Municipal Electric System, which services over 1,400 meters in Farmersville, Texas, and to Lamar Electric Cooperative (Lamar), an electric cooperative with approximately 10,400 meters headquartered in Paris, Texas. Caprock purchases power for resale to its retail customers from wholesale suppliers and distributes that power to its customers over transmission lines covering over 320 miles and over 11,000 miles of distribution lines. Caprock’s primary focus is on distribution of electricity to its customers. Caprock purchases all electric power pursuant to wholesale electric power contracts with Southwest Public Service Company, Lower Colorado River Authority and Garland Power and Light, which account for approximately 76%, 12% and 12%, respectively, of the electric power purchases of the Company.

Caprock’s wholly owned public utility subsidiary, NewCorp Resources Electric Cooperative, Inc. (“NewCorp”) owns and operates a transmission system in the Caprock’s West Texas Divisions. NewCorp provides transmission services to Caprock pursuant to a FERC regulated tariff.

3.    Certain information, for the calendar year 2002 with respect to Caprock and its subsidiaries, is provided in the following:

(a)	Total MWH sold and related revenues.

1,280,915 MWH - $112,321,555

(b)	MWH sold at retail and related revenues.

729,013 MWH - $73,335,000

(c)	MWH sold at wholesale and related revenues.

551,902 MWH - $38,986,555

2

(d)	MWH purchased and related purchased power expenses.

1,497,411 - $65,535,800

4.    Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Attached are the balance sheet and statement of income for the calendar year 2002 for the claimant.

Exhibit A.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 4th day of September, 2003.

Cap Rock Energy Corporation

By	/S/ LEE D. ATKINS
Lee D. Atkins Senior Vice President and Chief Financial Officer

Attest

/s/

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Lee D. Atkins

Senior Vice President and Chief Financial Officer

Cap Rock Energy Corporation

500 West Wall Street

Midland, Texas 79701

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CAP ROCK ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2002	NINE MONTHS ENDED DECEMBER 31, 2001	YEAR ENDED MARCH 31, 2001
	Successor	Predecessor	Predecessor
	(Thousands of dollars except per share amounts)
Operating Revenues:
Electric sales	$73,335	$52,326	$70,742
Gas sales and royalty income	—	—	486
Other	1,302	796	1,237

Total operating revenues	74,637	53,122	72,465

Operating Expenses:
Purchased power	36,433	28,194	44,967
Operations and maintenance	7,327	5,828	6,961
Administrative and general	7,144	3,326	4,180
Depreciation and amortization	6,134	4,568	6,171
Property taxes	1,367	997	1,408
Write off of investment in Citizens (Note 6)	—	—	2,815
Write off of investment in MDC (Note 7)	—	—	1,063
Impairment of Lamar combination costs (Note 5)	1,357	—	—
Other	202	229	579

Total operating expenses	59,964	43,142	68,144

Operating Income	14,673	9,980	4,321

Other Income (Expense):
Allocation of income from associated organizations	478	1,205	823
Interest expense, net of capitalized interest	(7,103)	(8,004)	(11,832)
Interest and other income	1,027	1,161	1,411
Equity earnings in MAP (Notes 9 and 24)	115	88	127

Total other income (expense)	(5,483)	(5,550)	(9,471)

Income (Loss) before income taxes	9,190	4,430	(5,150)
Income tax expense	414	—	—

Income (loss) before extraordinary item	8,776	4,430	(5,150)
Extraordinary gain on early extinguishment of debt (Note 13)	—	—	969

Net Income (Loss)	$8,776	$4,430	$(4,181)

Pro forma Basic and Diluted Earnings Per Share
(Unaudited):
Income (loss) from continuing operations		$3.40	($3.95)
Extraordinary item		—	0.74

Net income (loss) per share		$3.40	($3.21)

Pro forma shares outstanding		1,302,355	1,302,355

Basic and Diluted Earnings Per Share:
Net income	$6.74

Number of common shares used in computing earnings per share	1,302,355

The accompanying notes are an integral part of these consolidated financial statements.

CAP ROCK ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
	2002	2001
	Successor	Predecessor
	(Thousands of dollars)

ASSETS
Current Assets:
Cash	$9,899	$5,498
Accounts receivable:
Electric sales, net	4,723	3,642
Other	337	497
Current portion of notes receivable (Note 9 and 15)	12,490	1,000
Purchased power subject to recovery	3,501	—
Other current assets (Note 8)	7,805	1,419

Total current assets	38,755	12,056

Utility plant, net (Note 10)	157,323	164,547
Investments and notes receivable (Note 9)	12,490	25,904
Nonutility property, net (Note 11)	1,564	1,623
Other assets (Note 12)	1,162	10,329

Total Assets	$211,294	$214,459

LIABILITIES AND EQUITY
Current Liabilities:
Current portion of long-term debt	$33,924	$9,131
Accounts payable:
Purchased power	3,381	3,057
Other	1,805	3,165
Equity redemption credits (Note 2)	732	827
Purchased power cost subject to refund	—	387
Accrued and other current liabilities (Note 18)	3,054	3,167
Current income tax payable (Note 27)	414	—

Total current liabilities	43,310	19,734

Long-Term Debt, Net of Current Portion:
Mortgage notes (Note 13)	147,744	123,414
Line of credit (Note 13)	—	28,000
Capital lease—transmission system (Note 14)	—	17,632
Note payable and other capital leases (Note 15)	308	12,686

Total long-term debt	148,052	181,732

Deferred Credits (Note 20)	5,194	5,321

Stockholders’ Equity:
Common stock, par value $.01 per share, 50,000,000 shares authorized, 1,302,355 shares issued and outstanding	13	—
Preferred stock, par value $1 per share, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Paid in capital	5,949	—
Retained earnings	8,776	—

Total stockholders’ equity	14,738	—

Equities and Margins	—	7,672

Total Liabilities and Equity	$211,294	$214,459

The accompanying notes are an integral part of these consolidated financial statements.

CAP ROCK ENERGY CORPORATION

CONSOLIDATED STATEMENT OF EQUITY

	(Thousands of dollars except number of shares)
	Successor							Predecessor
	Common Stock		Paid in Capital		Retained Earnings	Total Stockholders’ Equity		Patronage Capital Credits	Other Equities and Margins	Patronage Capital Obligated to be converted to Shareholder Equity	Total Margins and Equities
	# shares	Value
Balance, March 31, 2000								$18,502	$(5,843)		$12,659
Net loss								—	(4,181)		(4,181)
Patronage capital credits retired for electric credits								(2,401)	—		(2,401)
Patronage capital credits retired for cash								(621)	219		(402)

Balance, March 31, 2001								15,480	(9,805)		5,675
Net income for nine months								—	4,430		4,430
Patronage capital credits retired for electric credits								(909)	—		(909)
Patronage capital credits retired for cash								(2,181)	657		(1,524)
Patronage capital obligated to be converted into shareholder equity (Note 2)								(12,390)	—	12,390	—

Balance, December 31, 2001								—	(4,718)	12,390	7,672
Issuance of the Company’s common stock to the Cooperative in exchange for its net assets and liabilities	1,302,355	$13	$(13 (4,718	) )		$	— (4,718)		4,718		4,718
Conversion costs			(1,685)				(1,685)
Distribution by the Cooperative of shares of the Company’s common stock to the Cooperative’s members			12,390				12,390			(12,390)	(12,390)
Payments to former Cooperative members for fractional shares and other redemption equity			(25)				(25)
Net income					8,776		8,776

Balance December 31, 2002	1,302,355	$13	$5,949		$8,776		$14,738	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CAP ROCK ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2002	NINE MONTHS ENDED DECEMBER 31, 2001	YEAR ENDED MARCH 31, 2001
	Successor	Predecessor	Predecessor
	(Thousands of dollars)
Cash Flows From Operating Activities:
Net income (loss)	$8,776	$4,430	$(4,181)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	9,253	8,328	10,863
Write off of investments in proposed acquisitions	1,357	—	1,326
Equity earnings in Map	(115)	(88)	(127)
Gain on extinguishment of debt	—	—	(969)
Change in:
Other assets/deferred credits	5,909	17	(2,251)
Accounts receivable	(921)	2,370	(2,491)
Purchased power cost subject to refund	(3,888)	(3,808)	1,649
Other current assets	(6,386)	(926)	(40)
Accounts payable and accrued expenses	(735)	934	3,180
Other	—	—	63

Net cash provided by operating activities	13,250	11,257	7,022

Cash Flows From Investing Activities
Utility plant additions, net	(1,517)	(4,257)	(9,714)
Proceeds from liquidation of investments, net of additions	1,043	(76)	(360)
Issuance of notes receivable	—	—	(16,500)
Collection of notes receivable	1,000	2,100	733
Restricted cash investment	—	—	1,900
Other	—	—	527

Net cash provided by (used in) investing activities	526	(2,233)	(23,414)

Cash Flows From Financing Activities:
Net borrowings under lines of credit	—	40	1,781
Proceeds from mortgage notes	—	—	21,027
Proceeds from other long-term debt and capital leases	534	—	15,000
Payments on mortgage notes	(3,034)	(2,320)	(8,310)
Payments on other long-term debt and capital leases	(6,387)	(4,377)	(5,128)
Retirement of member equity	(488)	(2,605)	(3,773)

Net cash provided by (used in) financing activities	(9,375)	(9,262)	20,597

Increase (Decrease) in Cash and Cash Equivalents:	4,401	(238)	4,205
Cash at beginning of period	5,498	5,736	1,531

Cash at end of period	$9,899	$5,498	$5,736

Supplemental Cash Flow Information
Cash paid during the period for interest	$8,611	$8,320	$11,778

The accompanying notes are an integral part of these consolidated financial statements.

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